EXHIBIT 10.25
February 28, 2008
Steve Marton
Re: Separation Agreement and General Release
Dear Steve:
This letter when signed by you, will constitute the full agreement between you and Newell Rubbermaid, Inc. (“the Company”) on the terms of your separation from employment (“Agreement”). By entering into this Agreement, neither you nor the Company makes any admission of any failing or wrongdoing. Rather, the parties have merely agreed to resolve amicably any existing or potential disputes arising out of your employment with the Company and the separation thereof.
1.	If you accept this Agreement, your employment with the Company will be considered involuntarily terminated effective 11:59 P.M. February 29, 2008 (“Separation Date”). You agree to work in whatever capacity as directed by the Company until the Separation Date. You will be paid your accrued, but unused vacation, if any, in the ordinary course of business.

2.	In consideration of your acceptance of this Agreement, you will be entitled to the following items:
(a)	As supplemental unemployment pay, the Company will provide you with 52 weeks of pay at your present base salary, less ordinary and necessary payroll deductions (“Salary Continuation Period One”). The supplemental unemployment pay, less unemployment compensation and less ordinary and necessary payroll deductions, will continue for an additional 26 weeks or until you find other employment, including self-employment (“Alternative Employment”), whichever event occurs first (“Salary Continuation Period Two”). Alternative Employment excludes any employment related income up to and including $4,167.00 per calendar month. The supplemental unemployment payments, however, will not commence until after the effective date of this Agreement and after the Separation Date, and they will be made on regularly scheduled pay dates. Notwithstanding any language in this Agreement to the contrary and assuming you do not breach this Agreement, you are guaranteed under this Agreement to receive 15 months of pay at your present base salary, less unemployment compensation where applicable and less ordinary and necessary payroll deductions.

(b)	Your Separation Date shall be considered a “qualifying event” for purposes of triggering your right to continue your group health and dental insurance pursuant to federal law (commonly referred to as “COBRA”). However, as additional consideration for your acceptance of this Agreement, the Company will continue to provide group health and dental insurance benefits to you and, if applicable, your dependents, at the same cost it charges its employees for the duration of Salary Continuation Periods One and Two. After said Salary Continuation Periods, you will have the right to continue COBRA coverage at your own expense for the remaining duration, if any, of the COBRA period. You will receive, under separate cover, information regarding your rights to such continuation coverage.

(c)	As further consideration for your acceptance of this Agreement, if you find Alternative Employment prior to the end of either Salary Continuation Period, the Company, in addition to any remaining obligation under Salary Continuation Period One, will provide you with a lump sum payment equal to fifty percent (50%) of the remaining supplemental unemployment pay for Salary Continuation Period Two, as defined above (“Alternative Employment Bonus Payment”). This payment will be made, if known, on or before March 15, 2009 or if not known at that time, as soon as is administratively practicable.

(d)	As additional consideration for your acceptance of this Agreement, if you have not found Alternative Employment by the end of Salary Continuation Period Two, the Company will extend Salary Continuation Period Two until you find Alternative Employment, or for four (4) weeks, whichever occurs first, if it determines that you have been searching for Alternative Employment in good faith.

(e)	All vested stock options held by you pursuant to the Newell Rubbermaid, Inc. Amended 1993 or 2003 Stock Option Plans as of the Separation Date, remain exercisable until one hundred and eighty (180) days following the Separation Date or, if earlier, the expiration of their terms. All non-vested stock options, restricted shares or other awards granted under the Plans will be forfeited as of the Separation Date. As to restricted shares, however, if you are an employee as of the date that that the BOD declares is dividend eligible, you will receive said dividends regardless if the declared payment date is after the Separation Date.

(f)	You will be allowed to continue to use the Company-leased car pursuant to the terms of the leased automobile program through Salary Continuation Period One and then through Salary Continuation Period Two. You may purchase said vehicle at any time prior thereto at the buy-out price as established by said program. If your lease expires during either Salary Continuation Period, the Company will extend that lease for the duration of said Periods.

(g)	The Company will reimburse you for 2007 income tax preparation services.

(h)	You will be allowed to keep your Blackberry and Laptop computer after the Company’s IT department has sanitized the devices of all pertinent Company information.

(i)	If you experience a loss on the sale of your current Georgia residence and you move at least 100 miles from said residence, the Company, at its discretion, will provide you with up to the difference between your purchase price and your subsequent net selling price of said property (Net selling price defined as actual selling price less real estate commissions) provided that said sale closes prior to your acceptance of Alternative Employment or to the extent that the sale occurs after acceptance of Alternative Employment, you have not been, nor will be per that employer’s standing policy and practice, reimbursed for these same expenses. For purposes of this section only, “purchase price” means the summation of the original price that you paid for said property plus your subsequent capital improvements, if any, that were made prior to January 1, 2008 and that were either included in your original mortgage or equaled or exceeded $25,000.00.

(j)	Except as stated above, all other benefits, bonuses and compensation end on the Separation Date. However, this Agreement does not affect any existing vested rights that you may have in the Company’s bonus, deferred compensation, pension, retirement and/or 401(k) plans. You will receive, under separate cover, information regarding your rights and options, if any, under said plans.
3.	In consideration of the payments and benefits provided to you above, to which you are not otherwise entitled and the sufficiency of which you acknowledge, you do, on behalf of yourself and your heirs, administrators, executors and assigns, hereby fully, finally and unconditionally release and forever discharge the Company and its parent, subsidiary and affiliated entities and all their former and present officers, directors, shareholders, employees, trustees, fiduciaries, administrators, attorneys, consultants, agents, and other representatives, and all their respective predecessors, successors and assigns (collectively “Released Parties”), in their corporate, personal and representative capacities, from any and all obligations, rights, claims, damages, costs, attorneys’ fees, suits and demands, of any and every kind, nature and character, known or unknown, liquidated or unliquidated, absolute or contingent, in law and in equity, enforceable under any local, state or federal common law, constitution, statute or ordinance, which arise from or relate to your past employment with the Company or the termination thereof, or any past actions or omissions of the Company or any of the Released Parties, including without limitation, rights and claims arising under the Family and Medical Leave Act, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act of 1990, as amended, the Age Discrimination in Employment Act of 1967, as amended. Subject to applicable law, you also warrant that you have not filed or sued and will not sue or file any actions against the Company or any of the Released Parties with respect to claims covered by this release.

You recognize and understand that the foregoing is a general release by which you are giving up the opportunity to obtain compensation, damages, and other forms of relief for yourself. By signing this Agreement, you waive any right to personally recover against the Released Parties, and you give up the opportunity to obtain compensation, damages or other forms of relief for you other than that provided in this Agreement.

This Agreement, however, is not intended to and does not interfere with:
(a)	the right of any governmental agency to enforce laws or seek relief that may benefit the general public, or your rights to assist with or participate in that process;

(b)	as long as you were acting within the course and scope of your employment with the Company, any right to indemnification from the Company for any and all claims, causes of action, damages and/or liabilities of any kind, nature, description or character arising out of, relating to, or in connection with your employment with the Company; or

(c)	any right arising under any directors and officers’ liability insurance provided the Company.
4.	Non-Competition and Non-Solicitation
(a)	The Company. The Company is a global marketer of consumer and commercial products.

(b)	Your Job Duties. You agree that your job duties during your tenure with the Company included the following: As the Group President of the Office Products segment of the Company and reporting to the CEO of the Company, your responsibilities included all aspects of executive management of that segment.

(c)	Your Obligations. Until February 28, 2010:
(i)	Non-Competition. You agree that you will not perform the same or substantially the same job duties on behalf of a business or organization that competes with the Company in Office Products. This non-competition covenant is limited to the United States.

(ii)	Non-Solicitation. You agree that you will not directly or indirectly, individually or on behalf of any person or entity, solicit or induce, or assist in any manner in the solicitation or inducement of: (i) employees of the

Company, other than those in clerical or secretarial positions, to leave their employment with the Company (this restriction is limited to employees with whom you have had contact for the purpose of performing your job duties and responsibilities and does not include employee letters of reference); (ii) customers of the Company to purchase from another person or entity products and services that compete with those offered and provided by the Company (“Competitive Products”) (this restriction is limited to customers with whom you have contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company); or (iii) suppliers of the Company to supply another person or entity providing Competitive Products to the exclusion or detriment of the Company (this restriction is limited to suppliers with whom you have had contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company.)
(d)	Reasonableness. You hereby acknowledge and agree that: (i) the restrictions provided in this section are reasonable in time and scope in light of the necessity for the protection of the business and good will of the Company and the consideration provided to you under this Agreement; and (ii) your ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

(e)	Injunctive Relief. You also recognize and agree that should you fail to comply with the restrictions set forth above regarding Non-Competition and/or Non-Solicitation, which restrictions you recognize are vital to the success of the Company’s business, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. Therefore, you agree that in the event of the breach or threatened breach by you of any of the terms and conditions of this Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal or state court and to secure immediate temporary, preliminary and permanent injunctive relief. In the event the enforceability of any of the covenants in this section are challenged in court, the applicable time period as to such covenant shall be deemed tolled upon the filing of the lawsuit challenging the enforceability of this Agreement until the dispute is finally resolved and all periods of appeal have expired.
5.	You understand and agree that this Agreement contemplates and memorializes an unequivocal, complete and final dissolution of your employment relationship with the Company, and that, therefore, you have no right to be reinstated to employment with or rehired by the Company, and that in the future, the Company and its affiliated and related entities and their successors and assigns shall have no obligation to consider you for employment.

6.	You further understand and agree that should another Newell Rubbermaid, Inc. entity offer you employment and you accept the same and commence employment within either Salary Continuation Period, the Company will discontinue the remaining supplemental unemployment payments and benefits without affecting the release and covenant not to sue or any other provision of this Agreement.

7.	You agree to return to the Company all of the Company’s property, including, without limit, any electronic or paper documents and records and copies thereof that you received or acquired during your employment regarding the Company’s practices, procedures, trade secrets, customer lists, or product marketing, and that you will not use the same for your own purpose. Unless required or otherwise permitted by law, you further agree that while you are considering this Agreement and for two (2) years following your Separation Date, you will not disclose to any person, firm, or corporation or use for your own benefit any information regarding the following:
(a)	Any secret or confidential information obtained or learned by you in the course of your employment with Company with regard to the operational, financial, business or other affairs of Company or its subsidiaries, divisions, or parent companies including, without limitation, proprietary trade “know how” and secrets, financial information and models, customer lists, business, marketing, sales and acquisition plans, identity and qualifications of Company’s employees, sources of supply, pricing policies, proprietary operational methods, product specifications or technical processes; and

(b)	The terms of this Agreement or the amount of supplemental unemployment pay being paid pursuant to this Agreement, except that you may disclose this information to your spouse and your attorney, accountant or other professional advisor to whom you must make the disclosure in order for them to render professional services to you, provided that you first advise them of this confidentiality provision and they also agree to maintain the confidentiality of the supplemental unemployment pay and benefits and terms of this Agreement.
8.	Subject to applicable law, in the event that you breach any of your obligations under this Agreement, the Company is entitled to stop your supplemental unemployment payments and recover the supplemental unemployment already paid you and to obtain all other relief provided by law or equity.

9.	It is agreed that neither you nor the Company, or any of its officers, directors or employees, make any admission of any failing or wrongdoing or violation of any local, state or federal law by entering into this Agreement, and that the parties have entered into this Agreement simply to resolve your employment relationship in an amicable manner. While considering this Agreement and at all times thereafter, you agree to act in a professional manner and not make any disparaging or negative statements regarding the Company and its officers, directors and employees or to otherwise act in any manner that would damage the business reputation of the Company. The Company agrees that it will direct its Board of Directors, Officers and direct reports to the CEO not to make any defamatory statements regarding you.

10.	Throughout both Salary Continuation Periods and thereafter, you agree, upon reasonable notice, to advise and assist the Company and its counsel in preparing such operational, financial and other reports, or other filings and documents, as the Company may reasonably request, and otherwise cooperate with the Company and its affiliates with any request for information. Upon reasonable notice, you also agree during both Salary Continuation Periods and at any time in the future to assist the Company and its counsel in prosecuting or defending against any litigation, complaints or claims against or involving the Company or its affiliates. The Company shall pay your necessary travel costs and expenses in the event it requires you to assist it under this paragraph.

11.	You understand and agree that the payments and benefits provided to you under this Agreement have been structured and will be administered to comply with or be exempt from Section 409A of the Internal Revenue Code (the “Code”). Accordingly, the benefits provided under this Agreement will be subject to the following rules:
(a)	The supplemental unemployment payments payable during Salary Continuation Period One described in Section 2(a) shall be paid in accordance with Section 2(a), provided that all such payments shall be paid on or before March 15, 2009. It is intended that the supplemental unemployment payments paid during that Salary Continuation Period satisfy the requirements of the short-term deferral rule described in Treasury Regulation Section 1.409A-1(b)(4). The supplemental unemployment payments payable during Salary Continuation Period Two described in Sections 2(a) and (d) and the Alternative Employment Bonus Payment described in Section 2(c) shall be treated as a single payment for purposes of Section 409A of the Code and shall be paid in accordance with Sections 2(a), (c) and (d), respectively. It is intended that the benefits payable either as supplemental unemployment payments during Salary Continuation Period Two (including the four week extension) or as the Alternative Employment Bonus shall constitute separation pay within the meaning of Treasury Regulation Section 1.409A-1(b)(9). The payments paid during Salary Continuation Period One shall constitute a separate payment under Section 409A of the Code and the payments paid during Salary Continuation Period

Two and the Alternative Employment Bonus shall constitute a separate payment for purposes of Section 409A of the Code.

(b)	The taxable benefits described in Section 2(b) (other than any disability benefit or death benefit) are intended to be exempt from Section 409A of the Code as provided in Treasury Regulation Section 1.409A-1(b)(9)(v). In the event these benefits are not so exempt from Section 409A of the Code, then the benefits provided in Section 2(b) shall be subject to the following additional rules: (i) any reimbursement of eligible expenses shall be paid within 60 calendar days following your written request for reimbursement, or such later date set forth in subsection (f) below; provided that you provide written notice no later than 75 calendar days prior to the last day of the calendar year following the calendar year in which the expense was incurred so that the Company can make the reimbursement within the time periods required by Section 409A of the Code; (ii) except as may be required in order to apply a lifetime maximum under the medical and dental benefits, the amount of expenses eligible for reimbursement during any calendar year shall not affect the amount of expenses eligible for reimbursement during any other calendar year; and (iii) the right to reimbursement shall not be subject to liquidation or exchange for another benefit.

(c)	The ability to use the Company-leased car as described in Section 2(f) during Salary Continuation Period One is intended to be considered a “separate payment” from the ability to use such car during Salary Continuation Period Two, such that the use of the car during Salary Continuation Period One will qualify for the “short term deferral” exception from Section 409A of the Code set forth in Treasury Regulation Section 1.409A-1(b)(4). The use of the car during Salary Continuation Period Two is intended to qualify, to the extent possible, for the exception from Section 409A of the Code for involuntary separation pay plans set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii). To the extent the use of the Company-leased car is not exempt from Section 409A of the Code, it shall be subject to the following additional rules: (i) the use of the car during any calendar year shall not affect the ability to use the car during any other calendar year and (ii) the use of the car shall not be subject to liquidation or exchange for another benefit.

(d)	In order to comply with the requirements of Treasury Regulation Section 1.409A-1(b)(9)(v)(D) and to qualify under that section for the limited separation payments exception from Section 409A of the Code, the value of the reimbursement for income tax preparation services described in Section 2(g) and the Blackberry and Laptop computer described in Section 2(i) must not exceed, in the aggregate, $15,500.

(e)	The home sale loss reimbursement described in Section 2(j) is intended to be exempt from Section 409A of the Code by reason of the separation pay exception set forth in Treasury Regulation Section 1.409A-1(b)(9)(v)(A). Accordingly, in order to comply with the requirements of Treasury Regulation Section 1.409A-1(b)(9)(v)(A), this payment shall only be made if the loss is incurred by the last day of the second calendar year following the calendar year in which you have a “separation from service,” within the meaning of Section 409A of the Code, and any such payment shall be made no later than the last day of the third calendar year following the calendar year in which you have a “separation from service.”

(f)	Notwithstanding anything contained in this Agreement to the contrary, if you are a “specified employee,” as determined under the Company’s policy for determining specified employees on the date of your termination of employment, then to the extent required in order to comply with Section 409A of the Code, all payments, benefits or reimbursements paid or provided under this Agreement that constitute a “deferral of compensation” within the meaning of Section 409A of the Code, that are provided as a result of a “separation from service” within the meaning of Section 409A of the Code and that would otherwise be paid or provided during the first six months following the date of such termination of employment shall be accumulated through and paid or provided

(together with interest at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the date of termination of employment) within 30 days after the first business day following the six month anniversary of such termination of employment (or, if you die during such six-month period, within 30 days after your death).

(g)	For purposes of this Agreement, the phrase “termination of employment” or words or phrases of similar import shall mean a “separation from service” with the Company within the meaning of Section 409A of the Code. In this regard, you and the Company shall take all steps reasonably necessary (including with regard to any post-termination services) to ensure that (i) any termination of employment under this Agreement constitutes a “separation from service” within the meaning of Section 409A of the Code, and (ii) the date on which such separation from service takes place is the date of the termination of employment for purposes of this Agreement.

(h)	The payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in the imposition of an additional tax under Section 409A of the Code.
Although the Company has used and will continue to use its best efforts to avoid the imposition of taxation, interest and penalties under Section 409A of the Code, the tax treatment of the payments and benefits provided under this Agreement is not warranted or guaranteed. Subject to the terms of section 3, you agree not to hold the Company, its affiliates or their respective directors, officers, employees or advisers liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of this Agreement.

12.	You acknowledge and agree that this Agreement sets forth the entire understanding between the parties concerning the matters discussed herein, that no promise or inducement has been offered to you to enter into this Agreement except as expressly set forth herein, and that the provisions of this Agreement are severable such that if any part of the Agreement is found to be unenforceable, the other parts shall remain fully valid and enforceable.

13.	This Agreement supersedes and replaces all prior agreements regarding the same subject matter.

14.	You agree to notify the Company within five (5) business days after accepting Alternative Employment.

15.	You acknowledge receipt of the Summary Plan Descriptions of Newell Rubbermaid, Inc.’s Supplemental Unemployment Pay Plan and Excess Severance Pay Plan.

16.	The Company will reimburse your legal fees and expenses (up to $7,000.00) incurred in obtaining legal consultation as advised by the company in section 19. These fees and expenses must be submitted via billing invoices from the attorney(s) and will be processed pursuant to the Company’s legal billing procedures.

17.	This Agreement will be governed and interpreted in accordance with Georgia law.

18.	You and the Company agree that any dispute regarding this agreement will be submitted to mediation prior to commencement of any legal action. The cost of mediation will be split among the parties.

19.	You are hereby advised in writing to consult an attorney prior to executing this Agreement. You have twenty-one (21) days from your receipt of this letter to accept the terms of this Agreement. You may accept and execute this Agreement within those 21 days.
If you accept the terms of this Agreement, please date and sign this letter and return it to me. Once you execute this Agreement, you have seven (7) days in which to revoke in writing your acceptance by providing the same to me, and such revocation will render this Agreement null and void. If you do not revoke your acceptance in writing and provide it to me by midnight on the seventh day, this Agreement shall be effective the day after the seven-day revocation period has elapsed.
Sincerely,
/s/ Jim Sweet
Jim Sweet
Executive Vice President — Human Resources (CHRO)
     By signing this letter, I represent and warrant that I have not been the victim of age or other discrimination or wrongful treatment in my employment and the termination thereof. I further acknowledge that the Company advised me in writing to consult with an attorney, that I had at least twenty-one (21) days to consider this Agreement, that I received all information necessary to make an informed decision and I had the opportunity to request and receive additional information, that I understand and agree to the terms of this Agreement, that I have seven (7) days in which to revoke my acceptance of this Agreement, and that I am signing this Agreement voluntarily with full knowledge and understanding of its contents.

Dated: 2/28/08	Name:	/s/ Steven G. Marton